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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  July 15, 2005

                         Commission File Number: 0-22346

                                 HOLLINGER INC.
                 (Translation of registrant's name into English)

                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                  EXHIBIT LIST




Exhibit          Description
-------          -----------

99.1             Press Release, dated July 14, 2005, regarding Hollinger Inc.
                 Status Update.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 15, 2005


                                      HOLLINGER INC.

                                      By  /s/ Robert J. Metcalfe
                                          --------------------------------------
                                          Name:  Robert J. Metcalfe
                                          Title: Executive Vice President,
                                                 Chief Operating Officer